UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

STRATEGIC HOTELS & RESORTS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

86272T106
(CUSIP Number)

DAVID W. BINET, ESQ.
THE WOODBRIDGE COMPANY LIMITED
65 QUEEN STREET WEST, SUITE 2400
TORONTO, ONTARIO M5H 2M8
CANADA
(416) 364-8700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86272T106	Page 2 of 7 Pages

1.	Names of Reporting Persons THE WOODBRIDGE COMPANY LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,200,0001

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,200,0001

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 13.2%

14.	Type of Reporting Person (See Instructions) CO

___________________________
1 Securities are held directly by WPA Hotel Holdings Inc. and WJH Holdings Inc., which are wholly-owned subsidiaries of The Woodbridge Company Limited.

Explanatory Note

The shares of common stock (the “Common Shares”) of Strategic Hotels & Resorts, Inc. (“Strategic Hotels”) that are the subject matter of this Schedule 13D are beneficially owned by The Woodbridge Company Limited (“Woodbridge”).  Woodbridge indirectly owns the Common Shares through its wholly-owned subsidiaries, WPA Hotel Holdings Inc. (“WPA”) and WJH Holdings Inc. (“WJH”), which are both investment holding companies.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet.  Prior to his death in 2006, Kenneth R. Thomson controlled Woodbridge by holding shares of a holding company of Woodbridge, Thomson Investments Limited.  Under his estate arrangements, the 2003 TIL Settlement, a trust of which The Bank of Nova Scotia Trust Company (the “Trust Company”) is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares.  Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge.  The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations.  In certain limited circumstances, including very substantial dispositions of assets by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained.  Given Woodbridge's substantial other assets, no such approval would be required for a disposition of some or all of the Common Shares owned by Woodbridge and its subsidiaries.

The Bank of Nova Scotia (the “Bank”) and the Bank’s subsidiary, the Trust Company, are also filing a Schedule 13G today in respect of Strategic Hotels & Resorts, Inc.  The Common Shares that are the subject matter of this Schedule 13D are the same Common Shares that are the subject matter of the Schedule 13G filed today by the Bank and the Trust Company.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Shares.  The principal executive office of Strategic Hotels is located at 200 West Madison Street, Suite 1700, Chicago, IL 60606.

Item 2.	Identity and Background

This Schedule 13D is being filed by Woodbridge, 65 Queen Street West, Suite 2400 Toronto, Ontario, Canada M5H 2M8.

For further explanation of the background of the arrangements relating to Woodbridge’s ownership of the Common Shares, see the “Explanatory Note” above.

The following table sets forth certain information as to the executive officers and directors of Woodbridge:

Name	Business Address	Present Principal Occupation or Employment	Citizenship

David K.R. Thomson	65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8	Director and Chairman of The Woodbridge Company Limited	Canadian

Peter J. Thomson	65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8	Director and Chairman of The Woodbridge Company Limited	Canadian

W. Geoffrey Beattie	65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8	Director and President of The Woodbridge Company Limited	Canadian

David W. Binet	65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8	Director and Executive Vice-President of The Woodbridge Company Limited	Canadian

John A. Tory	65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8	Director of The Woodbridge Company Limited	Canadian

To the knowledge of Woodbridge, neither Woodbridge, nor any executive officer or director of Woodbridge, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Further, to the knowledge of Woodbridge, neither Woodbridge, nor any executive officer or director of Woodbridge, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to U.S. federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 11, 2011, Woodbridge, through WPA and WJH, acquired 15,200,000 Common Shares in exchange for the sale of the Four Seasons Hotel Silicon Valley and the Four Seasons Resort Jackson Hole to affiliates of Strategic Hotels at an agreed upon issuance price of $6.25 per Common Share (or an implied valuation of $95 million).  Also on that date, through a private placement, Woodbridge, through WPA and WJH, acquired an additional 8,000,000 Common Shares for cash consideration of $50 million.  The cash consideration was funded by working capital from Woodbridge and its subsidiaries.

Item 4.	Purpose of Transaction

The Common Shares were acquired pursuant to a purchase and sale agreement, dated as of February 24, 2011, among certain subsidiaries of Woodbridge, Strategic Hotels and certain subsidiaries of Strategic Hotels (as amended or supplemented, the “Purchase and Sale Agreement”).  In addition to the acquisition of Common Shares in exchange for the sale of the Four Seasons Hotel Silicon Valley and the Four Seasons Resort Jackson Hole to affiliates of Strategic Hotels under the Purchase and Sale Agreement, Woodbridge acquired additional Common Shares for investment purposes.

Pursuant to the Purchase and Sale Agreement, Strategic Hotels has agreed that if certain Woodbridge subsidiaries (or their affiliates) so desire, Strategic Hotels shall (subject to Maryland law) appoint one person acceptable to Strategic Hotels to its board of directors on or after June 1, 2011, provided, however, that such obligation terminates once such right is exercised or the earlier of such time as WPA, WJH and their affiliates collectively own less than (i) 23.2 million Common Shares or (ii) an aggregate of 5% of the outstanding Common Shares on a fully-diluted basis.  Woodbridge does not have any current plans to exercise such right to appoint a person to the board of directors of Strategic Hotels.

WPA and WJH have also entered into a stock transfer restriction and registration rights agreement, dated as of March 11, 2011, among Strategic Hotels, WJH and WPA (the “STRRRA”).  Under the STRRRA, the Common Shares issued to WPA and WJH under the Purchase and Sale Agreement are subject to a lock up for 12 months, with customary registration rights thereafter.

Woodbridge may, directly or indirectly, acquire additional securities of Strategic Hotels or sell some or all of the Common Shares in the future (subject to the STRRRA).  Woodbridge may take actions to influence the management of Strategic Hotels should it deem such actions appropriate.

Except as described above, Woodbridge does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of Strategic Hotels or the disposition of securities of Strategic Hotels;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Strategic Hotels;

(c)	a sale or transfer of a material amount of assets of Strategic Hotels;

(d)
any change in the present board of directors or management of Strategic Hotels, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Strategic Hotels;

(f)	any other material change in Strategic Hotels’ business or corporate structure;

(g)	changes in the charter, bylaws or instruments corresponding thereto of Strategic Hotels or other actions which may impede the acquisition of control of Strategic Hotels by any person;

(h)
causing a class of securities of Strategic Hotels to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Strategic Hotels becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)
The ownership percentages set forth herein are based on the 151,598,300 Common Shares outstanding as of March 1, 2011, as indicated in the Schedule 14A filed by Strategic Hotels on March 11, 2010 plus the 23,200,000 Common Shares issued to WPA and WJH on March 11, 2011 (or an aggregate of 174,798,300 Common Shares outstanding).

Woodbridge is the beneficial owner of 23,200,000 Common Shares, representing approximately 13.2% of the outstanding Common Shares as of March 11, 2011.  Woodbridge owns these Common Shares indirectly through WPA and WJH.  Woodbridge has shared power to vote or direct the vote of or to dispose or direct the disposition of (i) 11,760,000 Common Shares held by WPA and (ii) 11,440,000 Common Shares held by WJH.

(c)	Except as indicated in Items 3 or 4, Woodbridge has not effected any transactions in the Common Shares during the past 60 days.

To the knowledge of Woodbridge, none of the executive officers or directors of Woodbridge has effected any transactions in the Common Shares during the past 60 days.

(d)
Except as indicated in Item 2, no person is known to Woodbridge to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Shares beneficially owned by Woodbridge.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 above for information regarding the Purchase and Sale Agreement and the STRRRA.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Purchase and Sale Agreement2
Exhibit 2	Stock Transfer Restriction and Registration Rights Agreement

___________________________
2 Schedules and exhibits have been omitted.  Woodbridge agrees to supply any omitted schedules and exhibits supplementally to the staff of the SEC upon request.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 21, 2011

THE WOODBRIDGE COMPANY LIMITED

By:	/s/ David W. Binet
Name: David W. Binet
Title: Executive Vice-President